ASPIRA WOMEN’S HEALTH INC.

12117 Bee Caves Road, Building III, Suite 100

Austin, TX 78738

April 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Joshua Gorsky
Joe McCann

Re:	Aspira Women’s Health Inc.
Registration Statement on Form S-1
Filed April 16, 2025
File No. 333-286561

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Aspira Women’s Health Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 22, 2025 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1 Filed on April 16, 2025

Cover Page

1.	We note your disclosure on the cover page that this prospectus relates to the resale of 345,988 shares of common stock and “up to $2,000,000 of shares of [c]ommon [s]tock, by Triton Funds LP[.]” Please revise the cover page to reflect the volume of shares associated with the “up to $2,000,000 of shares of common stock” being registered in this offering.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the cover page to the Registration Statement to reflect the volume of shares associated with the “Up to $2,000,000 of shares of common stock” being registered in this offering.

Selling Stockholder, page 18

2.	Please revise this section to reflect the total number of shares being registered pursuant to the Purchase Agreement, including the $2,000,000 of shares identified on the cover page.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised this section to reflect the total number of shares being registered pursuant to the Purchase Agreement, including the $2,000,000 of shares identified on the cover page.

General

3.	We note the disclosure in your Current Report on Form 8-K, filed April 16, 2025, that you received written notice from The Nasdaq Stock Market indicating that the Nasdaq Hearings Panel determined to delist your common shares from Nasdaq. Please update your cover page to disclose where your common shares are listed or quoted.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has updated our cover page to disclose that as of April 17, 2025, our common stock was quoted on the OTC Markets Pink Sheets trading system under the symbol “AWHL.”

Sincerely,

Aspira Women’s Health Inc.

/s/ Michael Buhle
By:	Michael Buhle
Title:	Chief Executive Officer